Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 8, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cullen Agricultural Holding Corp.
Form S-4, Amendment No. 3
Filed October 2, 2009
File No. 333-161773

Triplecrown Acquisition Corp.
Preliminary Schedule 14A, Filed September 8, 2009
Definitive Additional Soliciting Material Filed October 1, 2009
File No. 001-33698

Dear Mr. Schwall:

On behalf of Cullen Agricultural Holding Corp. (the “Company”) and Triplecrown Acquisition Corp. (“Triplecrown”), set forth below are the responses of the Company’s comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 6, 2009 (the “October 6 Letter”), with respect to Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-161773) filed by the Company on October 2, 2009.  The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 6 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 4 unless otherwise noted. We are also delivering three (3) courtesy copies of such marked Registration Statement to Norman Gholson of your office.

Securities and Exchange Commission
October 8, 2009

General

1.
Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Cullen Agricultural Holding Corp., Triplecrown Acquisition Corp., or their respective affiliates, depending on the context.

Duly noted.  We will make related changes to all affected disclosure as requested.

Proposed Timing and Related Issues

2.
You will expedite our processing if you are able to deliver the courtesy copies to us on the same business day that you file the next amendment. Also, please remember to provide at the earliest possible time the .pdf files that were the subject of prior comment 8.

Duly noted.  We will deliver courtesy copies of the Company’s filings to the Staff on the same business day as amendments are filed and submit via EDGAR as .pdf files precisely marked electronic versions of the Registration Statement as requested.

3.
With regard to the marking that you use to reflect changes to the amended document, as we previously discussed with counsel, we rely on your precise marking to expedite our review. With the next amendment, please ensure that all changes have been precisely marked. For example, at a minimum, changes to page i and pages 35 to 36 of Amendment 3 were not marked precisely. You also failed to provide us with marked copies of the revised opinion you filed as exhibit 5.1, notwithstanding prior comment 7.

Duly noted.  We will insure that all changes have been precisely marked as requested.

4.	Update your responses to prior comments 3, 5, and 6, as applicable.

•
Under the circumstances, disclose whether you will provide for telephone voting and/or electronic voting via the internet to give stockholders additional time to review the materials that they apparently may be receiving with such limited time that they could be unable to make an informed voting decision.

•
We note that Monday, October 12, 2009, is a federal holiday. For the purposes of your response only and not as an indication of when we believe accelerated effectiveness could potentially be achievable, please address by what date and time you would be able to get hard copies of the materials into the hands of all beneficial holders of your securities in the event that the Form S-4 were to be declared effective prior to the close of business on Friday, October 9, 2009.

Securities and Exchange Commission
October 8, 2009

•	Also advise us what means you will be using to expedite delivery under the circumstances.

Triplecrown continues to anticipate holding its special meetings of stockholders and warrantholders on October 21, 2009.  Additionally, Triplecrown still does not anticipate seeking an extension of its corporate existence for a limited period of time after October 22, 2009 to complete the business combination.

Assuming the Registration Statement was declared effective prior to the close of business on Friday, October 9, 2009, it is anticipated that copies of the definitive proxy statements would be mailed to holders of record on Friday, October 9, 2009 and beneficial holders on Saturday, October 10, 2009.  Delivery of such proxy statements would be made by Federal Express to expedite receipt.

We have revised the disclosure on pages 11 and 41 of the Registration Statement to indicate that stockholders and warrantholders who hold their securities through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone.  Additionally, once the Registration Statement is declared effective, Triplecrown intends to file a Current Report on Form 8-K and issue a press release so that the public is aware that the documents are available for review online at the SEC’s website.

Triplecrown believes such steps would provide stockholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals.

5.
We note your response to prior comment 20. Please further revise to update or include for the first time disclosure missing, for example, from pages 4, 47, 124, 133, and 153. Also, explain whether you are making a Hart-Scott-Rodino filing as discussed at page 2 and, if so, discuss the timing parameters that relate to the HSR approval process. Make clear in the amendment where you have provided the new or changed disclosure.

We have included the above-referenced disclosure as requested.  Please note that the Company has confirmed with the Federal Trade Commission that no Hart-Scott-Rodino filing is required for this transaction and we have therefore removed the reference to such filing.

Other General Comments

6.
We note your response to our prior comments 9 and 16. However, references to lockup agreements remain in the following places in the filing: page 36; Annex J (form of Lock-Up Agreement); and Item 10.4 on the Exhibit Index. Please advise or revise.

Our prior responses to comments 9 and 16 related to the voting and lockup agreements involving the warrants.  The lockup agreement referenced on page 36 and filed as Annex J relates to the shares to be received by Cullen Inc. Holdings Ltd. upon consummation of the transaction.  Such lockup was executed upon the signing of the merger agreement and remains in effect.  We have revised the disclosure on pages 2, 30, 49 and J-1 of the Registration Statement to indicate the date such lockup was executed.

Securities and Exchange Commission
October 8, 2009

7.	We note your response to our prior comment 41 and reissue the entire comment. Among other things, please disclose when the lockup agreements described on page 36 of your filing were executed.

We refer to the Staff to our response to comment 6 above.

8.
Include clear disclosure on the cover page, in the risk factors, and throughout your document to indicate whether you intend to use such a substantial amount of the available trust funds for purchases such that you could be left with no working capital. We note the disclosure at pages 20 and 65 to that effect. Also, reconcile this statement with the disclosure elsewhere in the filing that $150 million is anticipated to be used “to implement Cullen Agritech’s business model.” In your. response to our prior comment 40 you state that “$150 million is the amount of funds that CAH would need to fully expand and operate its business.” With regard to this and other business plan disclosure, the current presentation does not afford those voting with sufficiently clear and unambiguous information in order to facilitate an informed vote and investment decision. We may have further comments after reviewing your response.

We have revised the disclosure on the cover page of the prospectus and on pages 3, 9, 33, 46 and 96 of the Registration Statement as requested.

9.
We note your responses to our prior comments 29 and 30. Please add a discussion of the fiduciary duties of the Triplecrown Founders and other person who have fiduciary roles with respect to Triplecrown. Also, notwithstanding your response, provide the Risk Factors or other disclosure that prior comment 30 requested.

We have revised the disclosure on page 63 of the Registration Statement to provide the requested disclosure relating to fiduciary duties.  We have further revised the disclosure on page 33 of the Registration Statement to provide the requested risk factor disclosure.

10.
We note your response to our prior comment 28. Among other things, we note your statement in your response letter that “purchases would be made in private transactions in specific individual instances with sophisticated investors.” Please add a statement to that effect in your filing.

The disclosure on page 63 of the Registration Statement currently provides as follows:

“It is anticipated that Triplecrown and/or Cullen Agritech would approach a limited number of large holders of Triplecrown stock that have voted against the merger proposal and demanded conversion of their shares, or that have indicated an intention to do so, and engage in direct negotiations for the purchase of such holders’ positions. All holders approached in this manner would be institutional or sophisticated holders.”

Securities and Exchange Commission
October 8, 2009

We have revised the disclosure on page 65 of the Registration Statement to clarify that purchases would be made in private transactions in specific individual instances with sophisticated investors as requested.

Definitive Additional Soliciting Material filed October 1, 2009 Summary of the Material Terms of the Merger, page 5

11.
In the second full bullet point paragraph on page 6, you state in a parenthetical that “(except in certain limited situations such as transfers to family members, upon a holder’s death or pursuant to a domestic relations order).” Revise to clarify that you are not providing a list of three separate items.

We have revised the disclosure on page 2 of the Registration Statement to clarify that transfers could be made in four separate instances.

Form S-4, Amendment No. 3 Filed October 2, 2009 Cover page

12.
We note your responses to our prior comments 10 and 11 and reissue those comments in part. Although the various choices that your security holders have are discussed in various places in the document, please add a centralized discussion outlining the choices your security holders have and the potential impact of each choice on the other choices available to them. You may add this as a Question and Answer, in which case include on the cover page a cross reference to this discussion.

We have revised the disclosure on the cover page of the prospectus and on page 7 of the Registration Statement as requested.

13.	Please further revise to comply, with prior comment 12. Also add the page number to the reference to the Conflicts section which you cite here and at page 9.

We have revised the disclosure on the cover page of the prospectus and on page 10 of the Registration Statement as requested.

Summary of the Material Terms of the Merger, page 1

14.	We note your response to prior comment 19. Please revise to identify by name each of the Triplecrown Founders, or include a cross reference to such disclosure.

We have revised the disclosure on page 1 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

15.
We note your discussion of the potential purchases and inducements at page 3 and elsewhere. Revise to disclose that all such activity will be carried out in full compliance with all applicable state laws and federal securities laws.

We have revised the disclosure on pages 3 and 65 of the Registration Statement to indicate that all such activity will be carried out in full compliance with applicable state laws and federal securities laws as requested.

Questions and Answers, page 5

16.
Revise the charts you provided in response to prior comment 21 to include entries for Mr. Watson; with regard to his post closing ownership, reflect the percentage amount he would own assuming maximum conversion. Add additional text to both charts to make clear that CAH is the registrant. Also, revise the tabular disclosure in the first column at page 7 to identify clearly each entity that Mr. Watson controls, rather than just including that information for Natural Dairy.

We have revised the disclosure on pages 6 and 7 of the Registration Statement as requested.

17.	Clarify the reference to electronic voting at page 8, in light of the related disclosure at page 40.

We have revised the disclosure on page 41of the Registration Statement as requested.

18.
We note your response to prior comment 24. Nonetheless, it appears that rather than suggesting the warrants would be the same “except for,” more precise disclosure at page 9 and elsewhere would indicate that in fact the terms of the warrants will be substantially changed pursuant to the warrant amendment proposal. Please revise accordingly, or further explain your position.

We have revised the disclosure on pages 9 and 152 of the Registration Statement as requested.

19.	You refer to “another business combination” at page 10. We remind you of prior comments 1 and 42.

We have revised the disclosure on page 11 of the Registration Statement to remove the reference to “another business combination” as requested.

20.
If security holders follow your guidance at page 11 and mail their proxies such that they would arrive the day prior to your meeting, disclose the date by which such proxies would require mailing. See also comment 4 of this letter.

We have revised the disclosure on page 11 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

Comparative Share Information

Unaudited Pro Forma Consolidated Per Share Information, page 20

21.
You used footnote (2) with respect to “Basic earnings per share” and “Diluted earnings per share” for the year ended December 31, 2008; however, footnote (2) describes how to calculate book value per share. Please revise to explain why the calculation of book value per share impacts your earnings per share calculations.

We have revised the disclosure on pages 20 and 21 of the Registration Statement as requested.

Risk Factors, page 22

22.
We reissue prior comment 48. For example, the breeding/ hedging strategy appears at page 25; you refer to a “favorable” regulatory environment in the new text at page 27; and you retain other mitigating text throughout the section.

We have revised the disclosure in the risk factors as requested.

23.
Please revisit your characterization of Cullen Agritech’s farming system at page 24 and elsewhere as “proven.” Due to the relatively limited model that you appear to be using, it would appear to be more accurate to refer to others having tested the system on a limited basis. Please revise or advise.

We have revised the disclosure on pages 24, 50, 106, 121 and 129 of the Registration Statement as requested.

24.
Add a new risk factor regarding the significant decrease in winter milk production among cows that eat only greens, and the difficulty farmers have experienced in making a profit as a result. This information appeared in the supplemental materials you provided in response to prior comment 71.

We have revised the disclosure on page 27 of the Registration Statement as requested.

25.
Add a new risk factor that makes clear that the fairness advisor was not asked to provide an opinion regarding the fairness of the transaction to security holders, but only opined as to “Triplecrown.” Also identify clearly the assumptions underlying its opinion but which might not be accurate, such as the availability of $150,000,000 to use for the proposed business.

We have revised the disclosure on page 32 of the Registration Statement as requested to include a new risk factor titled “The fairness opinion Triplecrown received did not indicate whether the valuation of Cullen Agritech negotiated between Triplecrown and Cullen Agritech was fair, from a financial point of view, to the unaffiliated stockholders of Triplecrown.”  We have also revised the disclosure contained in the risk factor titled “The fairness opinion Triplecrown received assumed that Cullen Agritech had access to the capital it needed to implement its business plan and therefore Cullen Agritech may not be worth as much as such valuation supposes” in further response to this comment.

Securities and Exchange Commission
October 8, 2009

Interests of Triplecrown’s Directors, page 35

26.	Revise to clarify whose shares in particular will be cancelled, and whose will not be, if the merger is consummated.

We have revised the disclosure on page 36 of the Registration Statement as requested.

Special Meetings of Triplecrown Stockholders and Warrantholders Recommendation of Triplecrown Board of Directors, page 38

27.	We reissue prior comments 13 and 93, and remind you to reference the more complete “conflicts” disclosure that appears elsewhere. Make corresponding changes at page 44 and elsewhere, as required.

We have revised the disclosure on pages 45, 71, 92, 93, 94 and 95 of the Registration Statement as requested.

Vote of Triplecrown’s Stockholders Required, page 39

28.
We note your disclosure that “voting in favor of the merger proposal would not limit your rights to seek rescission or damages as described in this proxy statement/prospectus.” Please expand your disclosure to state, if true, that a stockholder’s right to seek rescission does not end upon consummation of the merger proposal discussed in the document. In that case, also specify the precise length of time during which the right to seek rescission would remain available to stockholders.

We have revised the disclosure on page 40 of the Registration Statement as requested.

29.
The last paragraph includes disclosure that appears to be inconsistent with the disclosure in the second paragraph on page 40 regarding potential waiver. Please revise to provide consistent disclosure.

We have revised the disclosure on page 40 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

The Merger Proposal, page 45

30.
Provide more precise disclosure to set forth the amounts to be used for the various purposes you list in the third paragraph under “Triplecrown.” If there are potential ranges, specify the upper and lower limits in each case.

 We have revised the disclosure on pages 3, 9, 31, 46 and 96 of the Registration Statement as requested.

Cullen Agritech, page 46

31.	With a view to disclosure, quantify the number of full-time employees and identify the officers and directors of each entity you list in this section.

We have revised the disclosure on pages 47 and 124 of the Registration Statement as requested.

32.
Disclose in necessary detail how Mr. Watson and Dr. Watson are affiliated with each named entity. Disclose on the cover page and in the Conflicts section that Dr. Watson, Mr. Watson’s brother, is the sole employee of Cullen Agritech.

We have revised the disclosure on the cover page of the prospectus and on pages 36, 47 and 125 of the Registration Statement as requested.

Background of the Merger, page 48

33.
We note your response to prior comment 54. If you pursued other targets which would have failed the 80% trust fund threshold requirement, disclose that explicitly. Also disclose when you first pursued a target which failed to meet one of the requisites set forth in your final IPO prospectus.

We have revised the disclosure on page 50 of the Registration Statement as requested.

34.	We remind you of our prior comment 55.

Duly noted.

35.
Revise the disclosure regarding the May 22 visit to the “research farms” to clarify who owned the properties and operations in question at the time. Also disclose which if any contractual arrangements were in place by that time with regard to the potential acquisition by Cullen Investments or any of its affiliates.

We have revised the disclosure on page 50 and 124 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

36.	Provide us with a copy of the e-mail you reference in the new text on page 49.

We hereby supplementally provide the Staff with the requested email correspondence as requested.

37.	Clarify when Triplecrown paid the referenced deposit.

We have revised the disclosure on page 50 of the Registration Statement as requested.

38.
We note your responses to our prior comments 56 and 57. Disclose whether the Board members and Audit Committee members who approved the proposed business combination and the contract for the purchase of land were disinterested as to these particular transactions.

We have revised the disclosure on page 50 of the Registration Statement as requested.

39.	We note your response to our prior comment 58. Please provide us with a copy of Cullen Agritech’s first proposed written business plan, created on May 6, 2008, as described on page 46 of your filing.

We hereby supplementally provide the Staff with the requested business plan.

40.	We note your response to our prior comment 60. Please enhance your disclosure to address the following issues:

•	What entity or entities have been running the research farms since their inception in late 2007?

•	What personnel are staffing these farms?

•	How many and what types of personnel are there?

•	Are any of the personnel working on the farms anticipated to become staff of Cullen Agritech after the business combination?

•	If so, how many, and in what roles?

We have revised the disclosure on pages 47 and 124 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

41.
We note the statement on page 49 that “Mr. Watson then formed Cullen Agritech on June 3, 2009 and began the process of transferring the intellectual property and personnel to Cullen Agritech.” Clarify what intellectual property and personnel have been transferred, and from which entity in each case. Address whether additional intellectual property and personnel will be transferred after the business combination. If so, clarify what intellectual property and personnel will be transferred at that point. Disclose any payments that have been or are anticipated to be made in this regard, and to whom they have been or will be made.

We have revised the disclosure on pages 50 and 124 of the Registration Statement as requested.

42.	We note your response to our prior comment 63 and reissue the comment in part. Disclose who negotiated the land purchase terms on behalf of Triplecrown.

We have revised the disclosure on page 50 of the Registration Statement as requested.

43.
We note your response to our prior comment 71 and the supplemental materials you have provided. Ensure that you provide legible copies of all materials in future responses. You do not provide adequate support for your statement that there is a “significant shortage” of milk in the Southeastern U.S. We also did not find support for your statement that “The Eastern Seaboard represents the largest fresh liquid milk market in the world, and this market is currently starved of supply.” Please make appropriate revisions to your filing by deleting unsupported statements and adding references to third party materials that support statements for which there is objective third party support.

Duly noted.  We have revised the disclosure on pages 51, 52, 111, 113, 122 and 125 in response to this comment.

44.
We note your response to our prior comments 73 and 74 and reissue the comments. Explain the work that has occurred on the research farms, who owns and operates the research farms, what staff conducts the work, what intellectual property has been created and who owns the intellectual property.

We have revised the disclosure on pages 50 and 124 of the Registration Statement as requested.

Triplecrown’s Board of Directors’ Reasons, page 50

45.
Wherever you refer to your advisory board, geneticists, or others “associated” with the various affiliated entities, clarify in each case whether there are corresponding employment or consulting arrangements. If not, disclose any consideration these referenced individuals have received, will receive, or were promised in exchange for being so identified.

We have revised the disclosure on pages 47 and 124 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

46.
Provide independent third party support for your “world’s leading” and other like assertions, such as those that appear in the second paragraph on page 123. Also provide us with copies of all studies you cite in the new text on page 51, marked and highlighted to show those portions that support your disclosure.

We have revised the disclosure on pages 51, 121 and 124 of the Registration Statement as requested.  We have also provided the support as requested.

Fairness Opinion, page 53

47.
Explain in greater detail how the projections came about, including what information was exchanged and provided among the parties. Make clear where the raw data derived from originally. We note in particular the disclosure at pages 57 and 115, for example.

We have revised the disclosure on page 58 of the Registration Statement as requested.

48.	We reissue prior comment 83. For example, make clear that the forecasts assume availability of more than $400,000,000 in capital.

We have revised the disclosure on page 56 of the Registration Statement as requested.

Anticipated Accounting Treatment, page 69

49.
Your response to prior comment number 92 indicates you concluded Cullen Agritech is not a business as defined in SFAS 141(R). Please provide us with a detailed analysis of how you considered paragraphs A4 through A9 of SFAS 141(R) in arriving at this conclusion.

SFAS 141(R) defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

An input is defined as any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.  Currently, Cullen Agritech (“CAT”) has not performed any activities other than its corporate formation. The only input CAT has is the intellectual property and knowledge it will obtain upon closing.  CAT does not have certain essential inputs (i.e. operating farm, livestock and certain equipment) necessary to be considered a business.    Additionally, CAT does not have economic resources necessary to obtain additional inputs from third parties.

A process is defined as any system, standard, protocol, convention, or rule that, when applied to an input or inputs, creates or has the ability to create outputs. CAT has no processes and no organized workforce having the necessary skills and experience that are capable of being applied to inputs to create outputs.

Although outputs are not required to qualify as a business, CAT does not currently have any outputs.

In arriving at our conclusion, we have also considered other factors to determine whether a set of activities and assets in the development stage constitute a business. CAT has not commenced planned activities and has not obtained processes that would be required to be applied to inputs and does not have the ability to obtain access to customers that will purchase the outputs.

Based upon the above, we conclude that CAT does not qualify as a business under the guidance of SFAS 141(R), paragraphs A4 through A9.

U.S. Federal Income Tax Considerations, page 79

50.	We reissue prior comment 94. Please revise the caption accordingly. Offering Proceeds Held in Trust, page 95.

We have revised the disclosure on the cover page of the prospectus and pages i, 3 and 80 of the Registration Statement as requested.

51.	We reissue prior comment 101.

We have revised the disclosure on page 96 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

Business of Cullen Agritech, page 105

52.	We note your response to our prior comment 104 and reissue the entire comment.

We have revised the disclosure on pages 106, 113, 114, 115 and 121 of the Registration Statement as requested.

53.	Revise the new disclosure at page 112 to clarify whether the culling did not occur to any meaningful extent in the Southeast.

We have revised the disclosure on page 113 of the Registration Statement.

Cullen Agricultural Technologies, Inc., Forecasted Statement of Operations, page 116

54.
In your response to prior comment number 105, you explain that you revised the disclosure to include disclosure of significant changes in financial position. However, we are unable to locate such information within the disclosures. Please revise to include information regarding significant changes in your financial position, or tell us why you believe such information is not needed.

We have revised the disclosure on page 118 of the Registration Statement as requested.

55.
Please revise to provide a measure of gross profit, or cost of sales, as discussed in paragraph 8.06 of Chapter 8 of the AJCPA Audit and Accounting Guide for Prospective Financial Information. Please also include applicable discussion regarding the assumptions used with regard to your measure of gross profit, or cost of sales.

We have revised the disclosure on pages 117 and 120 of the Registration Statement as requested.

56.	We note you present EBITDA and EBIT as part of your forecasted statement of operations. Please tell us how your presentation and related disclosures comply with Item 10(e) of Regulation S-K.

We have revised the disclosure on page 117 of the Registration Statement as requested.

Summary of Significant Assumptions  Revenue, page 117

57.
Please revise your disclosure to address whether the number of cows per year are expected to be mature or immature (i.e. producing or not producing). In addition, as it relates to the single farm parameters presented on page 115, please clarify if the $4 million expected to be spent on livestock is for mature or immature cows.

We have revised the disclosure on pages 116 and 118 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

58.	Please revise your disclosure to explain how the amount of milk production and milk price corresponds to the revenue amounts presented on page 116.

We have revised the disclosure on page 118 of the Registration Statement as requested.

59.	Please revise to discuss how your forecasted average milk production per cow compares with other industry participants and your historical experience.

We have revised the disclosure on page 118 of the Registration Statement as requested.

Earning (Loss) Per Share, page 117

60.
Your disclosure explains that the calculation of earnings per share is based upon total shares outstanding of 34,757,295. Please tell us how this number of shares corresponds to the number of weighted average shares outstanding used in the pro forma presentation of 74,076,148.

The forecasted 36,730,214 shares are comprised of the pro forma total of 74,076,148 shares less 37,345,934 shares that are expected to be repurchased should all of the shareholders approve the transaction (maximum conversion would result in the same forecasted share amount).  This is based on the forecast assumption that there will be $150,000,000 of available capital, net of $19,300,000 of deferred underwriting fees and $5,000,000 in transaction expenses, with all excess funds being used to repurchase shares at the current price of $9.76 per share, as discussed on page 45 of the Registration Statement.

The calculation is as follows:

•	$538,796,312 - Amount in Trust as of September 30, 2009

•	Less: $174,300,000: $150,000,000 to fund operations, $19,300,000 deferred underwriting fees and $5,000,000 in transaction fees

•	Equals: $364,496,312 amount used to repurchase 37,345,934 shares

•	Forecasted 36,730,214 shares (74,076,148 pro forma shares 37,345,934 shares repurchased)

Securities and Exchange Commission
October 8, 2009

Properties, page 124

61.
We note your response to our prior comment 106 and reissue the entire comment. Identify the owner. Explain the location and size of the research farms. Explain the arrangements pursuant to which the research and development activity is occurring on the third party’s land. Explain whether the third party has any rights to the intellectual property being developed on its land.

We have revised the disclosure on pages 124 and 125 of the Registration Statement as requested.

Environmental Regulations, page 125

62.	Explain why management is not concerned by the environmental regulations discussed at page 125, when it plans 2,300 cows per site, rather than the referenced 700 cow exemptive limit.

We have revised the disclosure on page 126 of the Registration Statement as requested.

Employees, page 126

63.
We note your response to our prior comment 107 and reissue the entire comment. We note your statement on page 50 stating that “Key personnel associated with Cullen Agritech developed Cullen Agritech’s farming system and has been proven on research farms in Girard, Georgia, the first of which was established in late 2007 [emphasis added].” Explain who the “key personnel” are, the exact nature of their “association” with Cullen Agritech, who owns and operates the research farms, who has been conducting the research and development work, how the work has been staffed, who owns the intellectual property rights relating to the fanning system, and how the fanning system has been “proven” and by whom. Also clarify the time periods during which all of this occurred. We also refer you to your response to prior comment 50, in which you suggest that you have removed the indicated assertions.

We have revised the disclosure on pages 52 and 124 of the Registration Statement as requested.

Management of CAH Following the Merger, page 133

64.
Revise the new text at page 133 to provide Mr. Watson’s business experience since June 2008, clarifying when he began each new position in that period. Also explain the reference to “in conjunction with Cullen Investments.”

We have revised the disclosure on pages 125 and 135 of the Registration Statement as requested.

Securities and Exchange Commission
October 8, 2009

Exhibit Index

65.
We note your response to our prior comment 115 and the addition of Exhibit 214. Please revise so that Exhibit 23.4 refers to Exhibit 8.1 as well as Exhibit 5.1, since Graubard Miller’s consent is needed for its tax opinion as well as its legality opinion.

We have revised the disclosure on pages II-4 and II-10 of the Registration Statement as requested.

66.
We note your response to our prior comment 114 and reissue the comment in part. When incorporating by reference to an exhibit to a previous filing, please specify exactly which exhibit to that previous filing is being incorporated by reference.

We have revised the disclosure on pages II-4, II-9 and II-10 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

JMG:kab
Enclosures

cc:	Douglas S. Ellenoff, Esq.
Eric J. Watson

Page 1 of 4

Gallant, Jeffrey

From:	Paul Vassilakos [pvassilakos@triplecrownacq.com]
Sent:	Wednesday, August 05, 2009 10:21 PM
To:	Eric Watson; jledecky@aol.com; 'Edward Mathias'; 'Rob Hersov'; 'Jay Nussbaum'; 'Kerry Kennedy'; 'Rick Robers'; jimmielee.solomon@mlb.com; 'Edward Hanson'; 'Edward Hanson'; 'Jim Gray'; 'Richard Stein'
Cc:	'Jayne Hoffman'; 'Pamela Parsons'; 'Carolyn Chamberlain'; 'Wilchek, Michele'; 'Annette Barrett'; 'Miles Leahy'; 'Jed Lenzner'; Gallant, Jeffrey; Miller, David Alan
Subject:	Triplecrown Acquisition
Attachments:	BOARD_MEMO.pdf; 1_Investor presentation_board.pdf; 2_Cullen_TCW agreement.pdf; 3_Grimsley_Contract_fully_executed.pdf; 4A_Land_Related_Payments.pdf; 4B_Land_Related_Payments.pdf

Board Members,

On behalf of Jon Ledecky and Eric Watson, below and attached please find materials related to our call tomorrow August 5th at 10:00AM EST.

Conference Dial-in Number: +1-712 432-1630
Access Code: 149792#

Along with this memo, you will find the following attachments:

1. Slide show on the Cullen entity -Draft
2. Agreement surrounding the Grimsley farm deposit
3. Purchase and Sale Contract for the Property
4. Land Related Payments invoices

Regards,

Paul Vassilakos

FOR DISCUSSION ONLY
Memo To: Triplecrown Board of Directors
From: Jon Ledecky
Re: Materials Attached and Board Consent Requested; Board meeting preliminarily scheduled for New York on August 12th.

Please find enclosed preliminary drafts of several documents relating to the proposed acquisition of Cullen Agricultural Technologies Inc. ("Cullen entity"), an entity controlled by Eric J. Watson, by Triplecrown Acquisition Corp. (TCW). We are sending you these documents in order to provide you with some background for a board action regarding the transaction.

TCW has been engaged in extensive negotiations with the Cullen entity relating to a potential business combination involving the Cullen entity and a certain piece of land in Georgia called Grimsley Farm (the "Property") that would be used by TCW following such transaction. This obviously presents some unique issues given the inherent conflict of interests that could exist between TCW and one of its principal officers and

10/7/2009

Page 2 of 4

directors, especially as TCW's charter and IPO prospectus prohibit TCW from engaging in a related-party business combination. As a result, we have had to handle all negotiations at arm's length with Eric and with our attorneys at Graubard Miller involved at every step in the process. It should be noted that Graubard Miller has advised that the SEC is unlikely to prohibit TCW from asking stockholders to approve the necessary amendments to TCW's charter and IPO agreements in order to complete the transaction with the Cullen entity and therefore TCW should be able to proceed with such transaction.

The Cullen entity has received significant attention from private equity and institutional funds due to its innovative proprietary agricultural science and technologies which can be rapidly deployed into the US Dairy Industry as well as other potential markets.. Eric was willing to include TCW as one of the companies involved in the process but other investor funds were rapidly progressing towards a deal with him. In connection with the potential business combination with the Cullen entity, on July 1, 2009, TCW entered into a contract to purchase the Property and paid a deposit of $866,250 (the "Initial Deposit") under the contract for such Property. In order to protect the interests of TCW's public stockholders to the greatest extent possible in the event of TCW's liquidation, the Cullen entity agreed to (i) repay the Initial Deposit to TCW if TCW is not able to enter into a definitive agreement for a business combination relating to the Property by August 11, 2009 and (ii) assume TCW's obligations to pay the remaining purchase price for the Property if TCW is not able to complete the purchase of the Property for any reason whatsoever.

As you can see from the enclosed documentation, we are still in the middle of negotiations with the Cullen entity. As a result, it is necessary to extend the period of time with which TCW has to complete the purchase of the Property. In order to do so, TCW would be required to make a second deposit payment (the "Second Deposit") on the Property to extend its purchase date to September 15, 2009. The Second Deposit is in the amount of $885,425. If TCW makes the Second Deposit, the Watson entity has agreed to (i) repay both the Initial Deposit and Second Deposit to TCW if TCW is not able to enter into a definitive agreement for a business combination relating to the Property by September 15, 2009 and (ii) assume TCW's obligations to pay the remaining purchase price for the Property if TCW is not able to complete the purchase of the Property for any reason whatsoever. In addition to the Second Deposit, there are two invoices ("Land Related Payments") related to the Property that the board is being asked to consider: (1) an invoice in the amount of $36,492 for land related consulting services; and (2) an invoice in the amount of $12,692 related to financial analysis and forecasting related to the purchase of the Property.

One of the key factors considered in making the Initial Deposit, the Second Deposit and the Land Related Payments was to avoid the Cullen Entity conducting any financial transactions at the company level, which would have triggered a lengthier audit requirement, increase the deal costs and extend the timing thereby adversely effecting Triplecrown and its shareholders.

In order to make the Second Deposit and Land Related Payments, we need to have the Board's approval as it is above the amount that we are authorized to do without full Board consent. Prior to TCW making the Initial Deposit, we talked with a majority of directors and received their support for making such Initial Deposit which is why we proceeded at that time.

In this memo you will find the following attachments:

1. Slide show on the Cullen entity
2. Agreement surrounding the Grimsley farm deposit
3. Purchase and Sale Contract for the Property
4. Land Related Payments invoices

10/7/2009

Page 3 of 4

In the interim, several other potential transactions have come to TCW's attention and as fiduciaries we are pursuing them. By making the Second Deposit and Land Related Payments, we maintain our ability to acquire the Property in connection with a business combination with the Cullen entity, as well as reduce the associated audit requirements, while allowing us to negotiate these other transactions at the same time. As a practical matter, given the TCW's expiration on October 22, 2009, we will have to make a decision on which deal to pursue next week. The Cullen entity transaction is attractive because:

1. It is guaranteed to close, something we did not have with the owner of the deal we attempted to do in Victory Acquisition Corp.

2. The SEC clearance on our prospectus will be rapid because we are not obligated to include any financial statements for the Cullen entity (other than minimal start-up company financial statements).

3. There is no minimum amount of capital requirement in the Watson entity transaction, something that we are having difficulty procuring in negotiations for the other potential transactions. This is probably the most critical point.

It should also be noted that Eric Watson has continued to aggressively source other potential transactions for TCW. There are four other deals that we are actively working on at this time and Eric is leading many of the meetings. Eric's goal is to provide the best transactions for TCW while providing TCW a transaction that we know will definitely close for the SPAC.

We look forward to discussing this with you on the phone. We will be asking you to vote for or against making the Second Deposit and Land Related Payments. If you vote against making the Second Deposit and Land Related Payments, then TCW's ability to purchase the Property will cease and the Watson Entity will refund the Initial Deposit paid by TCW and assume all further obligations relating to the Property. If you vote for making the Second Deposit and Land Related Payments, then we will continue to intensely negotiate with the Watson entity in the hopes of procuring a final deal involving the Property for Board approval next week.

The meeting will be held in New York BUT we know that several directors are on travel, holiday, overseas, West Coast, etc. so if you need to dial-in rather than appear in person that will be okay. Full details will be sent in a separate memo, along with a board package, in advance of the meeting but the meeting is tentatively scheduled at the Lowell Hotel starting at 10:30am. Directors traveling to New York the prior evening should stay at the hotel and we will have an informal dinner for those who can make it. Carolyn Chamberlain (212-521-4397) will be contacting you to coordinate travel and accommodations.

Paul Vassilakos
590 Madison Ave 21st Floor
NY, NY 10022
Tel: (212) 521-4398
Fax: (212) 521-4389

10/7/2009

Page 4 of 4

Mob: (917) 731-3210
pvassilakos@triplecrownacq.com

The information contained in this e-mail message is privileged and confidential information and is intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, or is the employee or agent responsible to deliver it to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by return e-mail or by telephone (212-521-4398) and delete the original message from your system. Thank you.

10/7/2009

FOR DISCUSSION ONLY

Memo To: Triplecrown Board of Directors

From: Jon Ledecky

Re: Materials Attached and Board Consent Requested; Board meeting preliminarily scheduled for New York on August 12th.

Please find enclosed preliminary drafts of several documents relating to the proposed acquisition of Cullen Agricultural Technologies Inc. ("Cullen entity"), an entity controlled by Eric J. Watson, by Triplecrown Acquisition Corp. (TCW). We are sending you these documents in order to provide you with some background for a board action regarding the transaction.

TCW has been engaged in extensive negotiations with the Cullen entity relating to a potential business combination involving the Cullen entity and a certain piece of land in Georgia called Grimsley Farm (the "Property") that would be used by TCW following such transaction. This obviously presents some unique issues given the inherent conflict of interests that could exist between TCW and one of its principal officers and directors, especially as TCW's charter and IPO prospectus prohibit TCW from engaging in a related-party business combination. As a result, we have had to handle all negotiations at arm's length with Eric and with our attorneys at Graubard Miller involved at every step in the process. It should be noted that Graubard Miller has advised that the SEC is unlikely to prohibit TCW from asking stockholders to approve the necessary amendments to TCW's charter and IPO agreements in order to complete the transaction with the Cullen entity and therefore TCW should be able to proceed with such transaction.

The Cullen entity has received significant attention from private equity and institutional funds due to its innovative proprietary agricultural science and technologies which can be rapidly deployed into the US Dairy Industry as well as other potential markets.. Eric was willing to include TCW as one of the companies involved in the process but other investor funds were rapidly progressing towards a deal with him. In connection with the potential business combination with the Cullen entity, on July 1, 2009, TCW entered into a contract to purchase the Property and paid a deposit of $866,250 (the "Initial Deposit") under the contract for such Property. In order to protect the interests of TCW's public stockholders to the greatest extent possible in the event of TCW's liquidation, the Cullen entity agreed to (i) repay the Initial Deposit to TCW if TCW is not able to enter into a definitive agreement for a business combination relating to the Property by August 11, 2009 and (ii) assume TCW's obligations to pay the remaining purchase price for the Property if TCW is not able to complete the purchase of the Property for any reason whatsoever.

As you can see from the enclosed documentation, we are still in the middle of negotiations with the Cullen entity. As a result, it is necessary to extend the period of time with which TCW has to complete the purchase of the Property. In order to do so, TCW would be required to make a second deposit payment (the "Second Deposit") on the Property to extend its purchase date to September 15, 2009. The Second Deposit is in the amount of $885,425. If TCW makes the Second Deposit, the Watson entity has agreed to (i) repay both the Initial Deposit and Second Deposit to TCW if TCW is not able to enter into a definitive agreement for a business combination relating to the Property by September 15, 2009 and (ii) assume TCW's obligations to pay the remaining purchase price for the Property if TCW is not able to complete the purchase of the Property for any reason whatsoever. In addition to the Second Deposit, there are two invoices ("Land Related Payments") related to the Property that the board is being asked to consider: (1) an invoice in the amount of $36,492 for land related consulting services; and (2) an invoice in the amount of $12,692 related to financial analysis and forecasting related to the purchase of the Property.

One of the key factors considered in making the Initial Deposit, the Second Deposit and the Land Related Payments was to avoid the Cullen Entity conducting any financial transactions at the company level, which would have triggered a lengthier audit requirement, increase the deal costs and extend the timing thereby adversely effecting Triplecrown and its shareholders.

In order to make the Second Deposit and Land Related Payments, we need to have the Board's approval as it is above the amount that we are authorized to do without full Board consent. Prior to TCW making the Initial Deposit, we talked with a majority of directors and received their support for making such Initial Deposit which is why we proceeded at that time.

In this memo you will find the following attachments:

1. Slide show on the Cullen entity
2. Agreement surrounding the Grimsley farm deposit
3. Purchase and Sale Contract for the Property
4. Land Related Payments invoices

In the interim, several other potential transactions have come to TCW's attention and as fiduciaries we are pursuing them. By making the Second Deposit and Land Related Payments, we maintain our ability to acquire the Property in connection with a business combination with the Cullen entity, as well as reduce the associated audit requirements, while allowing us to negotiate these other transactions at the same time. As a practical matter, given the TCW's expiration on October 22, 2009, we will have to make a decision on which deal to pursue next week. The Cullen entity transaction is attractive because:

1. It is guaranteed to close, something we did not have with the owner of the deal we attempted to do in Victory Acquisition Corp.

2. The SEC clearance on our prospectus will be rapid because we are not obligated to include any financial statements for the Cullen entity (other than minimal start-up company financial statements).

3. There is no minimum amount of capital requirement in the Watson entity transaction, something that we are having difficulty procuring in negotiations for the other potential transactions. This is probably the most critical point.

It should also be noted that Eric Watson has continued to aggressively source other potential transactions for TCW. There are four other deals that we are actively working on at this time and Eric is leading many of the meetings. Eric's goal is to provide the best transactions for TCW while providing TCW a transaction that we know will definitely close for the SPAC.

We look forward to discussing this with you on the phone. We will be asking you to vote for or against making the Second Deposit and Land Related Payments. If you vote against making the Second Deposit and Land Related Payments, then TCW's ability to purchase the Property will cease and the Watson Entity will refund the Initial Deposit paid by TCW and assume all further obligations relating to the Property. If you vote for making the Second Deposit and Land Related Payments, then we will continue to intensely negotiate with the Watson entity in the hopes of procuring a final deal involving the Property for Board approval next week.

The meeting will be held in New York BUT we know that several directors are on travel, holiday, overseas, West Coast, etc. so if you need to dial-in rather than appear in person that will be okay. Full details will be sent in a separate memo, along with a board package, in advance of the meeting but the meeting is tentatively scheduled at the Lowell Hotel starting at 10:30am. Directors traveling to New York the prior evening should stay at the hotel and we will have an informal dinner for those who can make it. Carolyn Chamberlain (212-521-4397) will be contacting you to coordinate travel and accommodations.

TCW: Cullen Agricultural Technologies
Investor Presentation

DRAFT

July 2009

Vision

The acquisition of Cullen Agri –Tech ("CAT") represents a rare opportunity for investors to access to a public vehicle with exposure to agricultural land as well as farm production

CAT's profitable proprietary dairy grazing technology, combined with favourable industry demand characteristics, provides a compelling growth story with significant upside potential

2

Executive Summary

- **Proprietary model:** CAT has developed a proprietary grazing-based dairy farming system, adapted from New Zealand ("NZ") science and technologies
- **50% cost savings:** Implementation of CAT's system will deliver up to 50% reduction in operating costs versus the traditional dairy model currently being used in the US
- **Roll-out of proven model:** CAT has proven this model on 1,000 acres of farms in Georgia (US) and has a further 32,000 acres of land under contract
- **Immediate Opportunity:** $250 million asset base in first year – farm land, livestock, sheds and equipment are already under existing contracts – Year two EBITDA of over $45 million
- **Capital required:** $100 million of equity to execute primary roll-out of 24 farms under contract
- **Market potential:** To satisfy the current shortfall in the East $2 billion of capital would be required to acquire, convert and stock over 200k acres of land
- **Additional agricultural opportunities:** International opportunities to deploy CAT's technology are substantial

3

Public Corporate Structure

Public listing is crucial to success, facilitates dealings with:

- Governmental Agencies – US Department of Agriculture, state and local agencies
- Industry Partners – Milk cooperatives (DFA) who will be purchasing the output
- Farmers – Land owners and joint venture partners

Cullen Agricultural Technologies ("CAT")

Natural Dairy Inc. ("NDI")

- Application of CAT IP into US dairy industry
- 32,000 acres in Southeast US under contract
- LOIs in place for livestock and infrastructure
- Established financing relationships
- Industry & research partner relationships
- New Zealand Agri-Tech and other US dairy industry joint ventures

Research & Development

- Other identified US opportunities:
  - Beef market
- International dairy opportunities:
  - Chile, China, Easter Europe, Ukraine & Uruguay
- Further IP development in the agricultural and animal food industry

4

Immediate Opportunity: US Dairy Industry

32,000 acres under contract and industry relationships that will allow the conversion and stocking of land within 6 months

- **Natural Dairy Inc., ("NDI"):** Established to deploy CAT's technologies in the US dairy industry through the acquisition and conversion of prime agricultural land in the Southeast
- **NDI's Cost Structure:** Up to 50% lower cost, higher quality product and superior financial returns through a green, ethical and sustainable system
- **Immediate Hard Asset Base with Potential Appreciation:** $200 million of end of first year hard assets – farmland and livestock
- **Proven model:** Successful implementation on test farms in Georgia, US
- **Existing Unsustainable Cost Structure:** 99% of US dairy farmers use corn as a primary feedstock, which is not sustainable. Costs are 20% higher than milk price received
- **Supply Shortage in East:** Over 400mn lbs of milk ($60mn) are transported from West to East every month. NDI would need to deploy $2bn of capital to satisfy this shortfall

5

Innovation in Agriculture

Growing population and the demand for food security will put increasing pressure on the agricultural industry, which will need to innovate and become more efficient

- **Innovation:** CAT is a R&D company dedicated to improving agricultural yields through forage and animal sciences
- **Technology:** Eight years of R&D drawn from activities at AgResearch (NZ's largest agricultural research entity) as well as Georgia, Mississippi State and Massey Universities
- **Leading Agricultural Advisory Board**: Provides access to research and technology - animal genetics, forage sciences, farm management strategies and crop sciences
- **Global Dairy Industry:** Identified as the primary opportunity in which CAT's technology will be applied to improve yields on land and drive cost-base efficiencies
- **Dairy markets identified:** Chile, China, Uruguay, US and parts of Eastern Europe

6

Natural Dairy Inc.
Implementation CAT's Technology in the US

7

Current US Model vs. NDI Model

Confinement
99% of US dairy farms

VS

Natural Dairy Inc.
Proprietary model

- 90% of diet is a processed feed consisting of expensive, corn-based products
- Average life of 4-5 years
- Indoors for 90% of time – no exercise
- No ability to exhibit normal physical and social behaviors
- Milk production, conditions and breeding lead to serious health issues
- High carbon footprint (trucking, feedstock production, machinery)

- 75% of diet is from low cost, renewable pasture resource
- Average life of 7-8 years
- Graze outdoors in a healthy, natural environment
- Exercise, improved diet and cleaner more natural conditions improve animal health
- Custom designed milking equipment and grazing / land development technology
- Ongoing genetic improvements
- Renewable nature of feedstock considerably reduces carbon footprint

1. As per Management analysis of typical confinement model versus Natural Dairy operating costs

8

Grass Fed vs. Organic [update]

Organic
XX% of US dairy farms

- XX

VS

Natural Dairy Inc.
Proprietary model

- 75% of diet is from low cost, renewable pasture resource
- Average life of 7-8 years
- Graze outdoors in a healthy, natural environment
- Exercise, improved diet and cleaner more natural conditions improve animal health
- Custom designed milking equipment and grazing / land development technology
- Ongoing genetic improvements
- Renewable nature of feedstock considerably reduces carbon footprint

1. As per Management analysis of typical confinement model versus Natural Dairy operating costs

9

Advantages of NDI Model

NDI will become an instant cost leader by reducing production costs by up to 50%

OPEX Item	Confinement costs ($/cwt)	Natural Dairy costs ($/cwt)	Saving
Feed	 $11.8	 $6.1	48%
Labour	3.3	1.6	52%
Animal Health	0.7	0.3	57%
Other OPEX	2.9	2.0	31%
TOTAL OPEX	$18.7	$10.0	47%

- **Regional Demand/Competition:** NDI would need to invest over $2 billion into more than 200,000 acres to satisfy the current shortfall. Competition is not an issue due to size of shortfall
- **Revenue Generation:** Guaranteed instant revenue from milk cooperatives who will benefit from greatly by not needing to transport milk from West to East
- **Location & Climate:** Georgia offers plentiful land and water as well as a suitable climate. Surrounding states offer additional opportunities
- **Product:** NDI's milk is 'grass-fed', a status which will ultimately allow NDI to sell its product at a premium (this has not been considered in our financial forecasts due to the scale needed)

SOURCE: All operating cost savings are based off Management estimates of the Natural Dairy model versus the typical operating costs of a confinement system. Full breakdown of assumptions available on request.

10

Proprietary Farming Technology & Management

FORAGE SCIENCES

- Matrix-based seeding strategy, specifically designed for US soils and climate
- Unique watering and fertilizing strategies to maximise growth per acre whilst keeping costs under control

ANIMAL GENETICS & HEALTH

- Heat detection and mating management
- Endemic disease and parasite knowledge
- Genetic improvement programs to improve productivity and health

- ✓ Model based on profitability, not productivity
- ✓ Proven on 1,000 acres in Georgia
- ✓ Ethical and green advantages

FARM MANAGEMENT

- Effluent management strategies
- Rotational grazing techniques and optimal milking strategies
- Herd management as well as forage supplement and nutrition management

SYSTEMS & TRAINING

- Development of farm management software platforms applicable to the US market
- Training programs
- Skilled farm managers

11

Single Farm Parameters – 1,000 Acre Unit

$10mn of Capital

$4mn of equity at 60% leverage

LAND - $3.7mn
Cost per acre – approx $3,500

LIVESTOCK - $3.9mn
2,300 cows costing approx $1,550 per head

CONVERSION- $2.4mn
Dairy shed, milking system & paddock design

- **Milk Production:** 85cwt per annum (improving over time)
- **Cost of production:** Initially $14/cwt (improving to $10/cwt over time)
- **Surplus livestock revenue:** $250 per head, per annum

Year	One	Two	Three	Four
Revenue ($mn)	2.7	4.2	4.6	4.8
EBITDA ($mn)	1.0	1.5	1.9	2.2

12

US Dairy Market: Industry Landscape

Production:
$35.4bn

- **NDI will become the largest producer of milk in the SE**
- Over 99% of current producers operate confinement farms
- Confinement model has high cost base - $18/cwt cost vs. $15/cwt price received (Southeast Class I)
- Highly fragmented – 75,000 farms; 75% with less than 100 cows
- Number of producers and number of cows continually shrinking
- Substantial shortage in the East

Processing:
$50.0bn

- 123 registered cooperatives in USA marketing >99% milk
- Dairy Farmers of America (DFA) is the only truly national player - 30% of USA milk supply with $11bn revenue in 2007
- 1,109 Processors - manufacturing one or more dairy products

Retail:
$100.0bn

- Fluid milk $25bn
- Cheese $40bn
- Butter $5bn
- Other (ice cream / chocolate) >$30bn

Source; United States Department of Agriculture (www.usda.gov), National Agricultural Statistics Service and Agricultural Marketing Service, 2007 Commodity Reports

14

Confinement Farming in the US

- **History:** In the 1940-50s the US accumulated stockpiles of grain, driven by improved agricultural productivity and a drive for food security

- **Confinement:** At the time, the logical use for this grain was to feed it to livestock in confinement sheds, eliminating the need for outdoor grazing

- **Cost structure changes:** Despite the non-existence of the cheap grain and fuel of the 1950s, over farmers continue to use confinement farming

- **Result:** The confinement model utilizes expensive feedstock, is labor intensive and has a significant carbon footprint

- **Solution:** The economic, environmental and consumer benefits of the grazing model will enable NDI to achieve rapid market share

Confinement farming is low margin and not sustainable

15

U.S. Milk Prices and Costs of Production

$25
$20
$15
$10
$5
$0
Dollars per Hundredweight of Milk
Sources: USDA/NASS & USDA/ERS through May-09 From Jun-09 NMPF & CME Group futures as of 06/02/09
All-Milk Price
Feed Costs
NDI Production Cost - as low as $10.00 per cwt
Hired Labor Costs
Direct Energy Costs
Other Operating Costs
Jan-06
Apr
Jul
Oct
Jan-07
Apr
Jul
Oct
Jan-08
Apr
Jul
Oct
Jan-09
Apr
Jul
Oct

Missouri Dairy Grazing Conference 2009 – Randy Mooney Presentation, 7/8/09

16

Milk Shortage in the Eastern States

- Insufficient production on the East Coast to meet local demand
- Over 400 million pounds of milk ($60 million) are transported from West to East every month

Seattle
REGINA
WINNIPEG
OTTAWA
TORONTO
BOISE
Black Hills National Forest
Minneapolis
Detroit
Cleveland
San Francisco
SALT LAKE CITY
Chicago
Highway 395
DENVER
Washington DC
Las Vegas
Kansas City
NASHVILLE
SANTA FE
Memphis
COLUMBIA
Flagstaff
ATLANTA
PHOENIX
Dallas
El Paso
Orlando
AUSTIN
Houston
New Orleans
Tampa
CHIHUAHUA
Miami

Shortage Area

Farm Locations:

- Significant shortage of supply
- Georgia has 2nd highest milk price in USA
- More than 4 million acres of suitable land
- Close to large market on Eastern Seaboard
- Good infrastructure

NDI supplies a significantly underserved market with growing demand

Source; Management research, United States Department of Agriculture (www.usda.gov), National Agricultural Statistics Service and Agricultural Marketing Service, 2007 Commodity Reports

17

Land & Food Security

"World food supply must rise by 50% by 2030 to meet growing demand"

Ban Ki-Moon, UN Secretary General

- Few US publically listed vehicles that offer investors pure exposure to US food production and farmland appreciation
- Global population will reach 9 billion by 2050, up from 6.7 billion currently
- Farmland per capita is forecasted to decrease 33% by 2050 due to climate change, erosion and urban development
- Sovereign and private funds have been purchasing fertile soil in order to ensure food security

World Population (bn)
Farmland per Person (ha)
0
1
2
3
4
5
6
7
8
9
10
0
0.1
0.2
0.3
0.4
0.5
0.6
1950
1975
2000
2025
2050
World Population
Farmland per person

19

International ‘Land Grab’

Selling land
Purchasing Land
Hyundai (South Korean car maker) secured 10,000 ha with plans to purchase another 40,000 ha by 2012
128,000 ha secured by Alpcot Agro (Sweden)
100,000 ha secured by Trigon (Denmark)
331,000 ha secured by Black Earth Farming (Sweden)
Libya secured 247,000 acres
Morgan Stanley purchased 40,000 ha
Landkom (UK) leased 100,000 ha
Egypt to grow 2mn tons of wheat
Jordan secured 25,000 ha
Hail Ag-Development Co leased ~9,500 ha
South Korea secured 690,000 ha
UAE invested in 378,000 ha
Abu Dhabi Fund secured 30,000 ha
$4 billion invested by India in agriculture
5,000 ha secured by Dubai World Trading Company (UAE) in JV for tea
13,000 ha secured by Flora EcoPower (Germany) for biofuel crops
Land secured by Sun Biofuels (UK) for jatropha (biofuel)
Map data ©2009 Tele Atlas, MapLink/Tele Atlas

20

Transaction Structure

- Transaction Structure [to be added]

22

Immediate Deployment of Capital

- NDI has 32,000 acres under contract, engineers contracted to convert the farms and livestock arranged to stock effective acres
- This land would be split into 24 1,000 effective acre units. Conversion is rapid:
  - **Facilities:** Infrastructure in place within initial 4 months
  - **Initial Livestock:** 70% of cows stocked within initial 6 months
  - **Remaining Livestock:** 30% of cows stocked within initial 12 months

October 2009 Acquisition of Land
March - April 2010 Stock 70% of farms, finalize conversion on final 30%
September 2010 Conversion Complete
October 2009
January 2010
April 2010
July 2010
September 2010
November 2009 to February 2010 Conversion Phase - 70% of farms fully converted
September 2010 Stock final 30%

23

Financial Summary

	2010	2011	2012	2013
Total Cumulative Capital Deployed ($mn)	$ 231.8	$ 240.6	$ 241.7	$ 241.7
Total Cumulative Equity Deployed ($mn)	92.7	96.2	96.7	96.7
Acres Being Farmed	24,000	24,000	24,000	24,000
Number of Cows	30,667	53,400	54,018	54,267
Milk Price ($/cwt)	$ 17.3	$ 19.1	$ 19.4	$ 19.5
Total Milk Production (mn lbs)	250.4	441.7	485.9	506.8
Total Revenue ($mn)	$ 65.9	$ 101.4	$ 110.0	$ 115.5
EBITDA ($mn)	**23.3**	**36.2**	**46.3**	**53.4**
Total Depreciation ($mn)	(12.1)	(19.6)	(21.4)	(22.7)
Profit Before Tax ($mn)	**4.7**	**9.4**	**19.2**	**26.7**
EBITDA Margin	*35.4%*	*35.7%*	*42.1%*	*46.2%*

FUTURE ORGANIC GROWTH POTENTIAL **(NOT INCLUDED IN FORECASTS)**:

- **Revenue Growth:** Premium 'Grass Fed' milk pricing; premium surplus livestock pricing;
- **Margin Expansion:** Improved cow genetics; improved forage yields;
- **Multiple expansion:** Licensing and JVs via CAT IP; appreciation of farmland and livestock;

Additional Growth: Ability to deploy $100 million additional equity per year

24

EBITDA Sensitivity Charts [update]

- All numbers based on $100mn equity deployed
- Numbers stated on chart columns indicate incremental EBITDA achieved based on various levels of leverage and milk price forecasts

EBITDA ($MN)
80
70
60
50
40
30
20
10
0
9.9
6.1
23.3
15.1
9.4
35.8
17.8
11.1
42.4
19.5
12.2
46.2
2010
2011
2012
2013
50% Leverage
Base Case/ 60% Leverage
70% Leverage

80
70
60
50
40
30
20
10
0
7.0
7.0
22.5
13.1
13.1
32.2
14.6
14.6
38.9
15.1
15.1
43.3
2010
2011
2012
2013
15% Decrease in Milk Price
Base Case
15% Increase in Milk Price

25

Milk Price Sensitivity Analysis

	2010	2011	2012	2013
15% Increase Milk Price ($/cwt)	**$ 19.9**	**$ 21.9**	**$ 22.3**	**$ 22.4**
Total Production (mn lbs)	258.7	441.7	485.9	506.8
Total Revenue ($mn)	$ 74.1	$ 114.0	$ 124.1	$ 130.3
EBITDA ($mn)	**31.5**	**48.9**	**60.5**	**68.2**
EBITDA Margin	*42.5%*	*42.9%*	*48.7%*	*52.4%*
Base Case Milk Price ($/cwt)	**$ 17.3**	**$ 19.1**	**$ 19.4**	**$ 19.5**
Total Milk Production (mn lbs)	250.4	441.7	485.9	506.8
Total Revenue ($mn)	$ 65.9	$ 101.4	$ 110.0	$ 115.5
EBITDA ($mn)	**23.3**	**36.2**	**46.3**	**53.4**
EBITDA Margin	*35.4%*	*35.7%*	*42.1%*	*46.2%*
15% Decrease Milk Price ($/cwt)	**$ 14.7**	**$ 16.2**	**$ 16.5**	**$ 16.6**
Total Production (mn lbs)	242.2	446.4	485.9	506.8
Total Revenue ($mn)	$ 58.2	$ 89.5	$ 95.8	$ 100.7
EBITDA ($mn)	**15.6**	**24.4**	**32.1**	**38.6**
EBITDA Margin	*26.8%*	*27.2%*	*33.5%*	*38.3%*

SOURCE: Management Accounts. Forecast milk price based on the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

26

Leverage Sensitivity Analysis

	2010	2011	2012	2013
50% Leverage - 19 Farms				
Total Production (mn lbs)	198.3	349.7	384.7	401.2
Milk Price ($ / cwt)	$ 17.3	$ 19.1	$ 19.4	$ 19.5
Total Revenue ($mn)	52.2	80.3	87.1	91.4
EBITDA ($mn)	**18.5**	**28.7**	**36.6**	**42.3**
EBITDA Margin	*35.4%*	*35.7%*	*42.1%*	*46.2%*
60% Leverage (Base Case) - 24 Farms				
Total Milk Production (mn lbs)	250.4	441.7	485.9	506.8
Milk Price ($/cwt)	$ 17.3	$ 19.1	$ 19.4	$ 19.5
Total Revenue ($mn)	65.9	101.4	110.0	115.5
EBITDA ($mn)	**23.3**	**36.2**	**46.3**	**53.4**
EBITDA Margin	*35.4%*	*35.7%*	*42.1%*	*46.2%*
70% Leverage - 32 Farms				
Total Production (mn lbs)	333.9	589.0	647.9	675.7
Milk Price ($/cwt)	$ 17.3	$ 19.1	$ 19.4	$ 19.5
Total Revenue ($mn)	87.9	135.2	146.6	154.0
EBITDA ($mn)	**31.1**	**48.3**	**61.7**	**71.2**
EBITDA Margin	*35.4%*	*35.7%*	*42.1%*	*46.2%*

SOURCE: Management Accounts. Forecast milk price based on the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

27

Unlimited Capital Case

	2010	2011	2012	2013
Total Cumulative Capital Deployed ($mn)	$ 354.6	$ 675.9	$ 1,177.8	$ 1,774.5
Total Cumulative Equity Deployed ($mn)	141.8	270.4	471.1	709.8
Acres Being Farmed	38,000	83,000	138,000	203,000
Number of Cows	43,828	86,871	168,571	289,199
Milk Price ($/cwt)	$ 17.3	$ 19.1	$ 19.4	$ 19.5
Total Milk Production (mn lbs)	358.1	719.0	1451.6	2610.2
Total Revenue ($mn)	93.9	177.9	358.1	630.3
EBITDA ($mn)	**32.8**	**67.3**	**149.3**	**282.6**
Total Depreciation ($mn)	(17.4)	(33.0)	(60.3)	(104.0)
Profit Before Tax ($mn)	**5.9**	**19.7**	**63.7**	**141.3**
EBITDA Margin	*34.9%*	*37.8%*	*41.7%*	*44.8%*

- Ability to deploy substantial capital in US market alone

28

SPAC Valuation [To be added]

SOURCE: Management Accounts. Forecast milk price based on a 10% discount to the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

29

US Agriculture Related Comps

Company	Ticker	Price	% off 52 Wk High	Equity Value ($ mm)	Firm Value ($ mm)	FV/EBITDA LTM	FV/EBITDA CY09E	FV/EBITDA CY10E	FV/EBITDA CY11E	LTM EBITDA Margin	2008 - 2010 EBITDA CAGR
Agri Comps											
Archer-Daniels-Midland C(	ADM	$30.39	97.6%	$19,510	$22,751	5.4x	6.5x	7.4x	NA	5.7%	(8.7%)
Bunge	BG	71.81	67.3	8,762	12,993	7.8	9.4	7.6	7.1	3.6	(22.8)
Tyson Foods	TSN	11.12	63.4	4,199	7,134	14.3	7.6	4.9	NA	1.9	29.9
Dean Foods	DF	21.31	82.3	3,293	7,598	8.1	7.8	7.2	7.0	7.7	9.8
Hormel	HRL	36.12	94.8	4,849	4,987	8.3	7.8	NA	NA	8.8	NA
Smithfield foods	SFD	13.13	49.1	1,885	4,754	NM	13.1	7.1	6.2	0.9	NA
Del Monte	DLM	9.75	98.0	1,928	3,346	7.5	7.0	6.8	6.9	12.3	2.1
Sanderson Farms	SAFM	40.15	81.3	816	981	22.5	5.5	NA	NA	2.5	NA
Syngenta AG	SYT	46.73	78.8	21,720	23,992	9.6	9.1	8.2	NA	NA	8.4
Agritech Limited	SEED	4.50	71.3	101	194	NM	NA	NA	NA	(78.3)	NA
Alico Inc.	ALCO	31.95	63.5	235	294	20.6	NA	NA	NA	14.4	NA
Mean				**$6,118**	**$8,093**	**11.6x**	**8.2x**	**7.0x**	**6.8x**	**(2.0%)**	**3.1%**
Median				**$3,293**	**$4,987**	**8.3**	**7.8**	**7.2**	**7.0**	**4.6**	**5.2**

Note: All figures in local currency.

(1) As of Aug-03-2009

(2) Firm Value equals equity value (fully diluted shares at the current stock price) plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash.

SOURCE: Management Accounts. Forecast milk price based on a 10% discount to the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

30

Global Agriculture Related Comps

(in millions, except per share amounts)

Company	Stock Price 8/4/09	% of 52-Wk-High	Equity Value	Enterprise Value	EBITDA Multiple CY 2009E	EBITDA Multiple CY 2010E	EBITDA Multiple CY 2011E	EBITDA Mgn. LTM
Brasilagro	$3.56	34.2%	$208	$97	NM	NM	NM	NM
Illovo Sugar	3.29	95.1%	1,161	1,470	6.9x	6.1x	5.0x	22.2%
Indofood Agri Re	1.01	87.5%	1,505	2,238	8.7x	7.6x	7.4x	26.8%
Pp London Sumatra	0.61	90.3%	827	812	9.1x	7.6x	7.5x	31.6%
Slc Agricola Sa	7.63	61.8%	745	878	18.7x	10.0x	8.8x	17.8%
Wilmar Interl Ltd	4.24	67.6%	27,731	28,656	12.8x	11.6x	10.5x	9.2%
Saputo Inc	21.48	87.4%	4,529	5,108	12.7x	8.9x	NM	10.1%
China Mengniu Dair	2.34	72.4%	4,070	3,912	14.6x	12.1x	10.2x	7.5%
Corn Products Intl Inc	28.21	59.0%	2,128	2,795	7.0x	5.9x	5.9x	11.0%
Suedzucker Ag	20.69	91.9%	3,918	8,106	8.2x	8.0x	7.9x	11.3%
Tongaat-Hulett Ltd	13.27	100.0%	1,389	2,001	10.7x	9.2x	7.9x	17.4%
Sime Darby Bhd	2.30	99.8%	13,798	14,309	12.5x	11.0x	11.6x	12.0%
Kuala Lumpur Kepg	3.46	93.3%	3,681	3,853	11.3x	9.9x	9.6x	18.9%
Ioi Corp	1.37	87.4%	8,023	8,794	13.0x	11.8x	12.1x	15.4%
Sao Martinho Sa	6.91	60.0%	780	1,197	9.4x	6.5x	NM	30.0%
Astra Agro Lestari	1.88	89.9%	2,954	2,857	10.0x	8.5x	8.0x	41.5%
Chaoda Modern Agri	0.68	57.3%	2,118	1,883	3.1x	2.6x	NM	60.3%
China Green Hldgs	1.07	82.3%	955	792	6.8x	5.4x	NM	42.9%
Global Bio-Chem Te	0.20	47.4%	464	1,050	6.7x	5.3x	5.4x	15.5%
China Agri-Ind Hld	0.73	96.3%	2,827	3,141	7.4x	6.4x	6.0x	8.2%
			Mean		**10.0x**	**8.1x**	**8.3x**	**19.4%**
			Median		**9.4x**	**8.0x**	**7.9x**	**15.5%**
			High		**18.7x**	**12.1x**	**12.1x**	**60.3%**
			Low		**3.1x**	**2.6x**	**5.0x**	**3.0%**

Note: Calendarized P/E Multiples and Long-Term EPS Growth Rates are based on I/B/E/S estimates; Projections from Wall Street Equity Research.

SOURCE: Management Accounts. Forecast milk price based on a 10% discount to the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

31

Timber Reit Comps

Timber REITS / Companies

($ in Millions, Except Stock Price)	Market Cap (1)	Firm Value	FV / EBITDA (2) LTM	FV / EBITDA (2) 2009E	FV / EBITDA (2) 2010E	EBITDA Margin LTM	EBITDA Margin 2009E	EBITDA Margin 2010E
Plum Creek Timber Co. Inc.	$4,965	$7,450	13.4x	16.3x	18.8x	32.3%	35.8%	31.6%
Rayonier Inc.	3,049	3,740	9.8	10.8	10.1	30.9%	29.1%	30.6%
Potlatch Corp.	1,130	1,540	14.6	16.0	15.8	23.1%	25.0%	23.9%
Forestar Group Inc.	462	809	22.6	--	--	23.7%	0.0%	0.0%
Median	--	--	**14.0x**	**16.0x**	**15.8x**	**27.3%**	**27.0%**	**27.3%**
Mean	--	--	**15.1**	**14.3**	**14.9**	**27.5%**	**22.5%**	**21.5%**

SOURCE: Management Accounts. Forecast milk price based on a 10% discount to the University of Missouri FAPRI forecasts. Detailed list of assumptions available on request.

32

Eric Watson

Eric is Chairman and CEO of NDI. Eric is the founder and executive chairman of international private investment company Cullen Investments. A successful, entrepreneurial investor, resident in the UK, Eric has a strong track record in identifying market opportunities and adding significant value to businesses.

Cullen Investments has its origins in a start-up founded by Eric in 1988, through which he has actively invested his own capital in a range of mergers and acquisitions.

Cullen has identified and is now focused on investing in agriculture and farming through US-based NDI. It also has a substantial portfolio comprising interests in the United States, United Kingdom, Australia and New Zealand. Market sectors cover fashion retail, financial services, real estate, infrastructure maintenance, agriculture and sports and entertainment.

Cullen interests include ownership of international lingerie company Bendon, whose prestige brands include the licensed Elle Macpherson Intimates and Stella McCartney labels, and 50% of Hanover Group, a privately owned financial services business with operations in Australasia and the United States. Interests associated with Cullen have a stake in an Amex-listed special purpose acquisition company (SPAC), of which Eric is chairman and treasurer: Triplecrown Acquisition Corp which raised US$552 million through an initial public offering in October 2007.

Cullen has a substantial international property portfolio, as well as a number of private investment trading portfolios in Foreign Exchange, Equities and Commodities.

Prior to forming Cullen Investments, Eric was the founding chairman and largest shareholder of Blue Star Group, a retail and distribution business he established in January 1992. Eric guided the successful growth of Blue Star Group through the acquisition and consolidation of numerous Australasian companies in this sector, including U-Bix office equipment, Wang New Zealand IT services, Whitcoulls book retailer, PC Direct, and Link Printing.

In 1996, Blue Star Group was sold to Nasdaq-listed US Office Products, a diversified supplier of a broad range of office products and business services to corporate customers. Prior to establishing Blue Star Group and subsequently serving with US Office Products, Eric held several positions with office products company Xerox Corporation, including president of operations for Australasia.

34

Dr. Richard Watson

Richard is NDI's COO and Chief Scientific Officer. Richard is a leading scientist in pastoral livestock production and is currently running the operations in Georgia.

Prior to NDI, Richard worked for AgResearch, New Zealand's largest Government research organization, as a senior Scientist in forage improvement and grazing systems. Richard's role included research on techniques and potential improvements along with providing technical support to industry partners.

Richard has also held a number of senior positions at leading US institutions:

- Department of Plant and Soil Sciences, Mississippi State University - Richard had statewide responsibilities for forage and grazing crop extension and research and development. Richard conducted applied forage–based grazing research
- Ampac Seed Company, Tangent, Oregon - Forage Agronomist and Marketing Manager for east coast of the US
- Department of Crop and Soil Science, The University of Georgia, Athens, Georgia – Conducted pasture and forage research on grazing crops important to the Southeast US.

Richard's experience of working in both the US and NZ farming industries makes him one of the few people who are currently able to successfully execute the technology transfer of NZ dairy research to the US.

In addition, throughout his career he has provided professional services to a number of Agricultural Societies and Associations both in the US and NZ:

- American Agronomy Society
- American Crop Science Society
- American Society of Animal Science
- United States Department of Agriculture, Natural Resource and Conservation Service steering committee for pasture and silvopasture in MS
- New Zealand Grasslands Association
- New Zealand Society of Animal Production

35

Advisory Board Members

Dr. Hugh Blair, PhD in Quantitative Genetics (Lincoln University, NZ)

- Professor of Animal Science and Head of the Institute of Veterinary, Animal and Biomedical Sciences, Massey University, NZ
- Previously Director of Research and Commercialization for IVABS
- Held Lectureships in USA, Scotland, Denmark, Canada, and Ireland
- Dr. Blair is one of the most respected animal geneticists in the world and has authored over 170 peer-review articles

Dr. Joe Bouton, PhD in Plant Breeding (University of Florida)

- Senior VP and Forage Improvement Division Director at the Samuel Roberts Nobel Foundation, Ardmore, OK
- Professor Emeritus, The University of Georgia
- Dr. Bouton is one of the world's most prolific forage plant breeders with 17 commercialized cultivars released for use in the USA

Powered by some of the world's leading agricultural minds

37

Advisory Board Members

Dr. Todd White, PhD in Plant Science/Agricultural Systems (Massey University. NZ)

- Senior Scientist with Agricultural Systems Group, AgResearch, NZ
- Currently leads R&D programs that develop pasture-based animal production models.
- Helped develop and commercialize some of NZs leading farm management software applications.
- Prior to joining AgResearch, Todd spent three years in a post-doctoral forage research position at Iowa State University

Mr. Bill Te Brake, Degree in Agricultural Business Management

- Chairman and CEO of Struve Laboratories (Animals Diagnostics), Iowa
- Business Manager for The Institute of Veterinary, Animal, and Biomedical Sciences, Massey University, NZ.
- Lectures in Agricultural Business and Finance at Massey University

Board expertise covers genetics / grazing and animal diagnostics

38

Advisory Board Members

Mr. Mike Culpepper

- Previously worked for the Georgia Department of Agriculture
- Awaiting full Biography

Dr. Nick Hill, PhD in Plant Physiology (Kansas State University, USA)

- Professor of Plant Science, Department of Crop and Soil Sciences, The University of Georgia, USA
- Dr Hill leads research programs looking direct at the application of new forage species and the environmental impacts of grazing dairies in Georgia, including test sites on NDI farms

Board comprises experience from both US and NZ scientific fields

39

Disclaimer and Copyright

Disclaimer

Although Cullen Investments Limited ("Cullen") considers the information contained in this document to be accurate, Cullen makes no representations as to, and takes no responsibility for, the accuracy, reliability or completeness of the information and disclaims all liability that may arise due to any of the information being inaccurate, misleading or deceptive, except to the extent that liability cannot be lawfully excluded. The information remains subject to change without notice and contains statements based on assumptions, estimates and forecasts which can not be verified. These statements may prove to be incorrect and Cullen offers no representation or warranty as to the accuracy or the realization of such statements.

The material contained in this document does not constitute investment advice or amount to an offer for subscription, invitation or recommendation with respect to any securities or other financial products. Cullen can not take any responsibility for investment decisions made in relation to this document and recommends that independent investment advice is sought if necessary.

Copyright

Cullen claims the benefit of copyright in respect of all information in this document. You must not reproduce, copy, modify, republish, upload to a third party, transmit, post or distribute this document or information contained herein in any way except as authorized in writing by Cullen and otherwise in accordance with the terms of any applicable non-disclosure agreement.

40

Milk Price Forecast (2010-2018)

Georgia Class I Estimate
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
2010
2011
2012
2013
2014
2015
2016
2017
2018

Forecasts are based on The University of Missouri Food and Agricultural Policy Research Institute (FAPRI) estimates, March 2009

- Milk futures prices are already trading at a premium to these estimates, indicating a price above $18.00 for 2010

Forecasts remain conservative in relation to market expectations.

Source: Food and Agricultural Policy Research Institute (FAPRI), March 2009 – University of Missouri

42

National Average Dairy Feed Costs

12
11
10
9
8
7
6
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Source: Food and Agricultural Policy Research Institute, March 2009

43

Related Press: Food Security, Population & Farm Land

Food Security / Population

- "Demand for agricultural products will grow exponentially because of the growth of the world population and the increase in wealth in emerging markets." – *Arnold Kuijpers (Managing Director of Rabobank Development), 6/4/09, 'Resource Shortages Yield Investment Opportunities', Financial Times*
- "The Obama Administration has prioritized efforts to strengthen domestic and international food security, and these projects will promote innovation to prepare the U.S. agriculture industry to meet the global demands of the 21st century," - (Tom Vilsack - US Agriculture Secretary, USDA News Release; 7/27/09)
- "The issue of food security is back on the political agenda and that is driving investment in agriculture." – *KanayoNwanze (President UN International Fund for Agriculture Development), 5/24/09, 'Food Security Fuels Land Grab', Financial Times*

Farmland

- "…in uncertain times there is no safer asset than farmland. Farmland returned about 1.7 per cent in 2008, against minus 22 per cent for commercial property, and recent surveys show its value is rising again." – *Andrew Bounds, 7/13/09, 'Farmland Fund Looks Fertile to Aim Investors', Financial Times*
- "For the far-sighted investor, an agricultural downturn could be the ideal time to buy farmland. Most commodity analysts believe the current situation is a dip in a longer upwards trend driven by factors such as an increasing world population and a slowdown in agricultural productivity gains." - (Andrew Shirley, Head of Rural Property Research at Knight Frank; 3/23/09; The Wealth Report 2009)
- "BlackRock fund group in New York, are separately planning to invest hundreds of millions of dollars in agriculture, chiefly farmland, from sub-Saharan Africa to the English countryside." – *Dianna B. Henriques, 6/5/08, 'Food Is Gold, and Investors Pour Billions Into Farming', New York Times*

44

Related Press: Dairy/Grazing

- Dairy
- "…the eastern half of the United States has more demand for milk than production. It's hard to come up with a supply/demand national solution when east of the Mississippi River we don't have enough milk."–*Rick Smith (CEO of Dairy Farmers of America), 3/26/09, 'DFA 'Retrenched' and Positioned for the Future', Dairy Business*
- "Dairy is used to cycles, but this could be the toughest cycle yet.It's not so much the milk price is lower than ever before, but it's because the cost side has changed."– *Rick Smith (CEO of Dairy Farmers of America), 3/26/09, 'DFA 'Retrenched' and Positioned for the Future', Dairy Business*
- "Meanwhile, our need for protein has gone up dramatically because people are consuming more beef and pork. But more important than oil in this decade is milk." – *Donald Coxe (Chairman of Coxe Advisors LLC), 11/10/08, 'Feed the World – and Boost Returns', Barrons*

- Grazing
- "Farms using managed grazing consistently show higher profits and lower costs per hundredweight equivalent than traditional and large modern confinement farms in Wisconsin." – *'Grazing Dairies Economically Competitive with Confinement Operations in Wisconsin,'The Stockman Grass Farmer*
- "Managed grazing is economically competitive, probably at all sizes."–*Tom Kreigl (Farm Financial Analyst at the UW/Madison Center for Dairy Profitability,'Grazing Dairies Economically Competitive with Confinement Operations in Wisconsin',The Stockman Grass Farmer*

45

Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

July 1, 2009

WHEREAS Triplecrown Acquisition Corp. (Triplecrown) deems it necessary and desirable to acquire a certain piece of land (the Property) to be used by Triplecrown following the consummation of a potential business combination (such potential business combination involving the Property hereinafter referred to as the Proposed Transaction);

WHEREAS, the closing date for the sale and purchase of the Property has been agreed as August 11, 2009 (the Closing Date) and in order to secure a contract for sale and purchase of the Property, Triplecrown must pay a deposit on July 1, 2009 in the amount of $866,250 (the Deposit) to the seller (Seller) of such Property;

WHEREAS, if Triplecrown is unable to complete the Proposed Transaction or some other business combination by October 25, 2009 (the Liquidation Date), it must return all of its net assets to its public stockholders and liquidate;

WHEREAS, the parties desire to protect the interests of Triplecrown s public stockholders to the greatest extent possible in the event of any inability to consummate the Proposed Transaction before the Liquidation Date; and

WHEREAS, Natural Dairy, Inc. (the Company) is willing in the circumstances set out herein to protect the interests of Triplecrown s public stockholders by assuming Triplecrown s obligations with respect to the Property and repaying the Deposit.

THEREFORE IT IS HEREBY AGREED that if a definitive agreement for the Proposed Transaction is not executed by the Closing Date (including any date for closing mutually extended by the parties to the sale and purchase of the Property) or, in any event, by the Liquidation Date, the Company shall repay the Deposit to Triplecrown. The Company further agrees that if Triplecrown is unable to complete the purchase of the Property for any reason whatsoever, the Company shall assume the obligation to pay the Seller the remaining balance of $7,796,250 for the Property, and Triplecrown shall have no further obligations or liability whatsoever with respect to the purchase of the Property.

Triplecrown Acquisition Corp.

By: ______________________
Name:
Title:

Accepted and Agreed:

Natural Dairy Inc.

By: ______________________
Name: Richard Watson
Title: Authorized Signatory

204778.1

Jul 24 09 08:37a Beverly Wilshire FS (310) 8582353 p.2
Jul 23 09 04:40p (212)521-4389 (212) 521-4389 p.2

Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

July 1, 2009

WHEREAS Triplecrown Acquisition Corp. (Triplecrown) deems it necessary and desirable to acquire a certain piece of land (the Property) to be used by Triplecrown following the consummation of a potential business combination (such potential business combination involving the Property hereinafter referred to as the Proposed Transaction);

WHEREAS, the closing date for the sale and purchase of the Property has been agreed as August 11, 2009 (the Closing Date) and in order to secure a contract for sale and purchase of the Property, Triplecrown must pay a deposit on July 1, 2009 in the amount of $866,250 (the Deposit) to the seller (Seller) of such Property;

WHEREAS, if Triplecrown is unable to complete the Proposed Transaction or some other business combination by October 25, 2009 (the Liquidation Date), it must return all of its net assets to its public stockholders and liquidate;

WHERSAS, the parties desire to protect the interests of Triplecrown s public stockholders to the greatest extent possible in the event of any inability to consummate the Proposed Transaction before the Liquidation Date; and

WHERSAS, Natural Dairy, Inc. (the Company) is willing in the circumstances set out herein to protect the interests of Triplecrown s public stockholders by assuming Triplecrown s obligations with respect to the Property and repaying the Deposit.

THEREFORE IT IS HEREBY AGREED that if a definitive agreement for the Proposed Transaction is not executed by the Closing Date (including any date for closing mutually extended by the parties to the sale and purchase of the Property) or, in any event, by the Liquidation Date, the Company shall repay the Deposit to Triplecrown. The Company further agrees that if Triplecrown is unable to complete the purchase of the Property for any reason whatsoever, the Company shall assume the obligation to pay the Seller the remaining balance of $7,796,250 for the Property, and Triplecrown shall have no further obligations or liability whatsoever with respect to the purchase of the Property.

Triplecrown Acquisition Corp.

By: [signature]
Name:
Title:

Accepted and Agreed:

Natural Dairy Inc.

By: [signature]
Name: Richard Watson
Title: Authorized Signatory

204779.1

Contract For Sale and Purchase

Burke and Jenkins	Georgia	June 27	2009
COUNTY(S)	**STATE**	**MONTH/DATE**	**YEAR**

Buyer: Natural Dairy, Inc. / Triplecrown Acquisitions Corp.	Seller: Grimsley, LLC
Address: 22 Barnett Shoals Road	Address: 1611 Ranchette Road
City: Watkinsville, GA Zip: 30677	City: Zephyrhills State: Florida Zip: 33543
Phone: (H) (B)	Phone: (H) (B)

Buyer hereby offers to purchase the following described property based upon the following terms:
Auction Parcel(s) # 8 - 28
As depicted by Exhibit "A"

Approximately 3,670 Acres

TOTAL PURCHASE PRICE of said property is: Shall be paid as follows, to-wit:	$ 8,662,500.00	Balance payable as follows: (B)
Earnest Money Deposit (10%) Held by: Tucker, Everitt, Long, Brewton & Lanier Trust Account	$ 866,250.00	Remaining balance due in cash at closing.
Balance Due at Closing but subject to proration and adjustments. See Next Column (B)	$ 7,796,250.00	

1) **Title Insurance:** At the closing of this transaction, the Seller shall have issued by Tucker, Everitt, Long, Brewton and Lanier P.A., a commitment for title insurance agreeing to insure title to said property and upon closing, the Buyer shall purchase and have delivered to the Buyer, a title insurance policy on the real property covered hereunder in the amount of the full purchase price, after all necessary instruments are filed of record.

2) **Closing Date:** In the event the title shall be proven to be uninsurable, the Seller shall have a period of ninety (90) days within which to cure defects in title, and this sale shall be closed within ten (10) days after notice of such curing to the Buyer or his attorney. Upon Seller's failure to correct uninsurability within the time limit, the earnest money deposit shall be returned to the Buyer upon demand, and all rights and liabilities arising hereunder shall terminate. Subject to the aforesaid curative period, this sale shall be closed on or before: Tuesday, August 11, 2009. If any necessary closing documentation is not available on the closing date, then Seller may, at his sole option, extend the closing date up to thirty (30) days.

3) **Conveyance:** Seller agrees to convey title to the aforesaid property to the Buyer by Warranty Deed, free and clear of all encumbrances or liens except easements, restrictions, reservations of record and any applicable Governmental Rules, laws or regulations.

4) **Recording Costs:** The required documentary stamps shall be placed on the deed by Seller. The Buyer shall properly execute any required notes and mortgages and place the required stamps thereon and pay intangible tax, recording costs, document preparation and any other costs commonly associated with a mortgage. Unless otherwise specified herein, the form of the mortgage will be in a form typically used by lenders in the area for this type of property.

5) **Acceptance:** This instrument shall become effective as a contract when signed by the Agent, Buyer, and Seller. If not signed by all parties on or before July 1, 2009 any monies deposited shall be refunded and this instrument shall be void. However, this offer shall remain binding upon the Buyer through the date stated in this paragraph 5. A legible facsimile copy or scanned email of this contract and any signatures hereon shall be considered for all purposes as an original.

6) **Binding Contract:** This contract is intended as a legally binding contract and the parties shall be bound by all terms stated herein and on the reverse side hereof and addendum (attached hereto O) (none attached O). If not understood, seek competent advice prior to signing.

7) **Special Agreement(s):** the final purchase price and acreage amount will be determined by a boundary survey, ordered by the seller, the cost of which will be split 50/50 between the Seller and Buyer. Survey to be completed by DuSouth Surveying at $0.32 per linear foot. ***SEE RIDER ATTACHED***

By affixing your signatures below, the parties agree to each of the forgoing provisions and that Marlin Rhodes Realty is acting as agent for the Seller.

8) **Proration; Credits:** Taxes, assessments, rent, interest, insurance and other expenses and revenue of Property shall be prorated through day before closing. Cash at closing shall be increased or decreased as may be required by prorations. Advance rent and security deposits will be credited to Buyer and escrow deposits held by mortgagee will be credited to Seller. Taxes shall be prorated based on the current year's tax with due allowance made for maximum allowable discount, homestead and other exemptions. If closing occurs at a date when the current year's millage is not fixed and current year's assessment is available, taxes will be prorated based upon such assessment and the prior year's millage. If current year's assessment is not available, then taxes will be prorated on the prior year's tax. If there are completed improvements on the Real Property by January 1st of year of closing, which improvements were not in existence on January 1st of the prior year, then taxes shall be prorated based upon the prior year's millage and at an equitable assessment to be agreed upon between the parties, failing which, request will be made to the County Property Appraiser (aka Tax Assessor) for an informal assessment taking into consideration available exemptions. Any tax proration based on an estimate shall, at request of either Buyer or Seller, be subsequently readjusted upon receipt of tax bill on condition that a statement to that effect is in the closing statement.

9) **Full Agreement:** No agreements unless incorporated in this contract shall be binding upon the Agent, Buyer, or Seller.

10) **Inspection:** Upon the signing of this contract, the Buyer states they have personally inspected this property, or it has been inspected by their personal representative with Power of Attorney to act in their behalf. The Buyer specifically warrants that they have performed all necessary due diligence in the inspection of this subject property including, if desired, wood destroying organisms, environmental assessments, governmental regulation inquiry and/or the condition of any improvements as this shall be deemed the sole responsibility of the Buyer. Buyer affirms that they have not relied upon any statement or representation by broker or Seller as any inducement to purchase the subject property.

11) **Assignment:** This contract may be assigned, however, the original contracting party shall remain liable for any and all obligations herein through the closing of this transaction.

12) **Default:** If Buyer fails to perform this Contract within the time specified, including payment of all deposit(s), the deposit(s) paid by Buyer and deposit(s) agreed to be paid, may be retained by or for the account of Seller as agreed upon liquidated damages, consideration for the execution of this Contract and in full settlement of any claims; whereupon, Buyer and Seller shall be relieved of all obligations under this Contract, or Seller, at Seller's option, may proceed in equity to enforce Seller's rights under this Contract. If for any reason other than failure of Seller to make Seller's title marketable after diligent effort, Seller fails, neglects or refuses to perform this Contract, the Buyer may seek specific performance or elect to receive the return of Buyer's deposit(s) without thereby waiving any action for damages resulting from Seller's breach.

13) **Commission:** The Seller agrees to pay said Agent the amounts stated in seller/broker employment agreement at the time of closing this transaction, unless amended herein. If the Buyer fails to perform this contract within the time herein specified, time being of the essence of this agreement, the deposit made by the Buyer shall be forfeited, and the amount of such deposit shall be divided equally between the Agent and the Seller provided, however, that the amount received or retained by the Agent shall not exceed the full amount of said commission, any excess to be paid the Seller. If the transaction shall not be closed because of refusal of the Seller to perform, then the Seller shall pay the commission to the Agent on demand. Failure or refusal of wife or husband of Seller or Buyer to execute deed or mortgage required hereunder shall be deemed default on the part of such Seller or Buyer.

14) **Plain Meaning:** The Words "Agent", "Buyer", and "Seller", herein employed shall include their heirs, administrators, executors and successors, and said words, and any pronouns relative thereto, shall include the masculine, feminine and neuter gender, and the singular and plural number, wherever the context so admits or requires.

15) **Risk of Loss:** If the improvements are damaged by fire or other casualty before the closing hereunder and can be restored to substantially the same condition as now within a period of ninety (90) days thereafter, the Seller shall so restore the improvements and the closing date hereinabove set shall be extended accordingly, but if such restoration cannot be completed within that time, this contract shall be declared canceled.

16) **Litigation:** In any litigation brought to enforce any of the terms of this Agreement, the successful party shall be entitled to recover, in addition to other damages, his attorney's fees and court costs incurred in said litigation.

17) **Auctioneer Remarks:** The parties hereto acknowledge that this purchase is being made at public auction and the parties are thereby bound by all terms and conditions stated in the auctioneer's opening remarks.

18) **Radon Gas:** Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed Federal and State

RIDER ATTACHED TO CONTRACT FOR SALE AND PURCHASE BETWEEN NATURAL DAIRY, INC. AND GRIMSLEY, LLC DATED AS OF JULY 1, 2009

Special Agreements Continued:

Triplecrown Acquisition Corp. has paid the 10% Earnest Deposit ($866,250.00) as of the date hereof. If Triplecrown Acquisition Corp. is unable to complete the purchase by the Closing date, as may be extended by the parties hereto, Natural Dairy, Inc., 22 Barnett Shoals Road, Watkinsville, Georgia 30677, shall have the obligation to pay the Balance Due at Closing ($7,796,250) and Triplecrown Acquisition Corp. shall have no further obligation or liability hereunder whatsoever. Accordingly, in such event, Seller understands that it will have no recourse whatsoever against Triplecrown Acquisition Corp. for any further monies owed hereunder. With a clear understanding that the Earnest Money deposit will be unconditionally released by Triplecrown Acquisition Corp. if this transaction does not close.

Buyer(s)
Natural Dairy, Inc.
By:
As its: Authorized Signatory

Triplecrown Acquisition Corp.
By:
As its:

Higgenbotham Auctioneers International, Ltd., Inc., (Referring Agent)
Marlin Rhodes Realty (Agent for the Seller)
BY:____________________

Seller(s)

Grimsley, LLC
By: Burke County Holdings, LLC
Its Sole Member
By: Ten Thirty One Titleholder, LLC
Its Sole Member
By
David C. Jones, Operating Manager

SOLUTION 7 SEVEN

BUSINESS & EDUCATION CONSULTING

AUGUST 1, 2009

TRIPLE CROWN ACQUISITIONS

CONSULTING SERVICES RENDERED IN JULY:

BALANCE DUE **$ 12,692.00**

THANK YOU!

WE APPRECIATE YOUR BUSINESS!

THOMAS R. THIES
SOLUTION SEVEN, LLC

EFT OR WIRE TO: SOLUTION SEVEN, LLC
VIA: OCONEE STATE BANK
ROUTING NO.: 061113282
ACCOUNT NO.: 203823

1221 SIMONTON DR 706.614.8996 WATKINSVILLE, GA 30677

J D Wood and Associates, LLC

22 Barnett Shoals Rd.
Watkinsville, GA 306

Invoice

Date	Invoice #
7/26/2009	2

Bill To
Triple Crown Acquisitions c/o Paul Vassilakos

P.O. No.	Terms	Project

Quantity	Description	Rate	Amount
	Land Consulting, Engineering, Surveying June 26 - July 26	33,525.00	33,525.00
	Transportation Costs June 26 - July 25	4,774.30	4,774.30
	Wiring Instructions: payable to: J.D. Wood & Associates, LLC send to: Commercial Bank P.O. Box 306 Colbert, GA 30630 routing #: 061110654 account #: 0518423		

Thank you for your business.

Total $38,299.30